Commongrounds Cooperative DBA Commongrounds Cooperative Officer's Certificate

The undersigned, being a duly elected, qualified and acting officer of Commongrounds Cooperative DBA Commongrounds Cooperative, an entity organized in Michigan (the "*Company*"), hereby certifies to Localstake Marketplace LLC (the "*Placement Agent*") on behalf of the Company and not individually, as follows, and intends that the Placement Agent rely on such certifications in connection with the Company's offering of the C-1 Investment Certificates of the Company (the "*Offering*") on the Localstake Marketplace Platform pursuant to the certain Offering Materials of the Company created in coordination with the Placement Agent (the "*Offering Materials*").

1. The Offering Materials contain all material information which is required to be contained therein and neither the Offering Materials nor any other document circulated, provided or made available to any Investor contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

2. The Company's executive officers have read and approved the form and contents of the Offering Materials and other documents posted on the Localstake Marketplace Platform related to the Offering and the terms of the Offering described therein.

3. There is no action, proceeding, or investigation before or by any court, governmental agency, or other body or official pending or threatened against the Company or any of its properties other than what is disclosed under the Risks of Investment section of the Offering Materials that, if adversely determined, could reasonably be expected to have a material adverse effect on the Company's property, financial condition or operations.

4. The Company is not subject to any order, writ, judgment, injunction, or decree that names the Company or is specifically directed to the Company or any of its property other than what is disclosed under the Risks of Investment section of the Offering Materials.

5. No forward looking statement contained in the Offering Materials or any other document posted on the Localstake Marketplace Platform related to the Offering has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

6. The representations and warranties of the Company contained in the Business Registration Agreement entered into by and between the Company and the Placement Agent with respect to the Offering (the "*Business Registration Agreement*") are true and correct in all respects as of the date hereof.

7. The Company understands that any legal counsel involved on behalf of the Placement Agent has solely reviewed the Company's Offering Materials on behalf of the Placement Agent for the Offering and not on the Company's behalf.

8. The Company has performed and complied with all of its agreements and obligations to be performed under the Business Registration Agreement on or prior to the date hereof.

9. The Company confirms that neither it nor any persons affiliated with the Company are subject to any disqualification contained in Rule 506(d) as promulgated under the Securities Act of 1933, 17 CFR 230.506(d).

(Signature page follows)

IN WITNESS WHEREOF, this Officer's Certificate has been executed by the undersigned on behalf of the Company.

Effective Date: 08-08-2019

COMPANY

Company: Commongrounds Cooperative DBA Commongrounds Cooperative

By: _[signature]_

Printed: Kate Redman

Title: Project Director